[redacted]

06010657

unaxis

82-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 03 2006
WASH. D.C.
185

Date January 31, 2006
Contact Martina C. Schuler

**Unaxis Holding AG**
**Rule 12g3-2(b) File No. 82-5190**

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding AG

i. A. Martina C. Schuler

Carsten Barth
Corporate Communications

PROCESSED
FEB 08 2006

Enclosure

- **Disclosure of interests in accordance with stock market rules**

Unaxis Management AG
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@unaxis.com
www.unaxis.com

# Media release

## Disclosure of interests in accordance with stock market rules

***Pfäffikon SZ, January 31, 2006*** – Referring to the disclosure notice published in the Swiss Official Commercial Gazette of August 18 and September 16, 2005, Victory Industriebeteiligung AG, Wächtergasse 1/3/1, 1010 Vienna, Austria, has announced that its shareholders are now as follows:

- 50% RPR Privatstiftung, Herrengasse 2-4, 1010 Vienna, Austria
- 50% Millennium Privatstiftung, Praterstrasse 62-64, 1020 Vienna, Austria

**This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected, or projected.**

For further information, please contact:

Unaxis Management AG
**Carsten Barth**
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media.relations@unaxis.com
investor.relations@unaxis.com

**Unaxis – a globally leading high-tech company**

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,800 individuals and, in its 2004 financial year, achieved sales of CHF 1,850 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as approximately 80 subsidiaries in 24 countries.

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

SEC MAIL PROCESSING RECEIVED FEB 03 2006 WASH, D.C. 185 SECTION

Date January 31, 2006
Contact Martina C. Schuler

**Unaxis Holding AG**
**Rule 12g3-2(b) File No. 82-5190**

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding AG

i.A. Martina C. Schuler

Carsten Barth
Corporate Communications

Enclosure

- **Georg Stumpf new board chairman of Unaxis**

Unaxis Management AG
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@unaxis.com
www.unaxis.com

## Media release

### Georg Stumpf new board chairman of Unaxis

***Pfäffikon SZ, January 31, 2006*** – Dr. Mirko Kovats stepped down today from the board of directors of Unaxis. As a result, the board now comprises four members: Thomas Limberger, Günther Robol, Christian Schmidt and Georg Stumpf, the latter of whom was elected Chairman of the Board at today's meeting for effect as of February 1, 2006. Thomas Limberger was appointed new Vice Chairman.

Georg Stumpf (34) has held the position of Vice Chairman of the Board of Unaxis Holding AG since 2005. From 1991 onward, Georg Stumpf was managing director of the Stumpf family enterprise, which over the past 50 years has managed an array of financial interests in industrial companies and in the field of commercial real estate development. Since 1995, he has been the sole owner of Stumpf AG which, from its offices in Vienna, London and Budapest, is successfully engaged in investment projects throughout Europe. Georg Stumpf has an educational background in civil engineering and graduated summa cum laude from the Vienna University of Economics and Business Administration with a degree in business management.

The Board of Directors is united in its support of the company's currently implemented business strategy and would like to express its thanks to Dr. Kovats for his commitment to Unaxis.

For further information, please contact:

Unaxis Management AG
**Carsten Barth**
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media.relations@unaxis.com
investor.relations@unaxis.com

**Unaxis – a globally leading high-tech company**

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,800 individuals and, in its 2004 financial year, achieved sales of CHF 1,850 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as approximately 80 subsidiaries in 24 countries.

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com